April 28, 2010

Ms. Laura E. Hatch

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.

Washington, DC 20549

Re:      GAMCO Global Series Funds, Inc. (the "Company")
         Post-Effective Amendment No. 22 to the Registration Statement on Form N-1A (33-66262)

Dear. Ms. Hatch:

         This letter responds to your comments communicated by telephone on April 7 and April 22 2010, with respect to the Post-Effective Amendment No. 22 to the Registration Statement on Form N-1A (the "Registration Statement") of the Company that was filed with the Securities and Exchange Commission (the "SEC") on February 26, 2010 (accession number 0000950123-10-017797), with respect to the GAMCO Global Telecommunications Fund, the GAMCO Global Growth Fund, the GAMCO Global Opportunity Fund and the GAMCO Global Convertible Securities Fund (each, a "Fund" and together, the "Funds"), the four series of the Company.

         In addition, in connection with this filing, the Company hereby states the following:

         1. The Company acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Company and its management are solely responsible for the content of such disclosure;

         2. The Company acknowledges that the Staff's comments, and changes in disclosure in response to the Staff's comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

         3. The Company represents that neither it nor its management will assert the Staff's comments or changes in disclosure in response to the Staff's comments as a defense in any action or proceeding by the SEC or any person.

                  The Company's responses to your comments are reflected below. Comments that applied to both the Class AAA Shares prospectus and the Class ABCI Shares prospectus have only been addressed once. The substance of your comments has been restated for your ease of reference.

         COMMENT  #1-COVER  PAGE:  You requested  that the Company pare down the
         information  in  the  top  left  hand  corner  to  remove   duplicative
         references.

                  RESPONSE #1: The Company has deleted the following parenthetical language that appears at the end of the disclosure in the top left hand corner: "(Net Asset Value per share may be obtained daily by calling 800-GABELLI after 7:00 p.m.)."

         COMMENT  #2-COVER PAGE: You requested that the Company add the required
         legend   disclosure  if  the  Company  intends  to  utilize  a  summary prospectus.

                  RESPONSE #2: The Company will not be utilizing a summary prospectus at this time and therefore the legend has not been added.

         COMMENT #3-PRINCIPAL INVESTMENT STRATEGIES (GAMCO GLOBAL TELECOMMUNICATIONS FUND): You noted that because of Rule 35d-1 under the Investment Company Act of 1940 (the "1940 Act") and the Fund's policy of investing 80% of its net assets in stocks in the telecommunications industry (the " 80% Policy"), the Telecommunications Fund should have a concentration policy to the effect that at least 25% of its assets will be invested in the telecommunications industry (the "Concentration Policy") and that such policy should be a fundamental policy. Consequently, you requested that the Telecommunications Fund add disclosure to the Company's Statement of Additional Information ("SAI") that the Telecommunications Fund has a non-fundamental Concentration Policy. Additionally, you requested that the Company represent that at the next meeting of shareholders, a proposal be presented to the shareholders of the Telecommunications Fund seeking shareholder approval of the Concentration Policy as a fundamental policy of the Telecommunications Fund.

                  RESPONSE  #3:  The  Company  will  set  forth  in  its  SAI  a description of the Telecommunications Fund's non-fundamental 25% concentration policy regarding the telecommunications industry, but will also note that such policy may not be changed without shareholder approval in accordance with
                  Section 13(a)(3) of the 1940 Act. The SAI will also state that at the next shareholder meeting of the Company, it will present a proposal to the shareholders of the Telecommunications Fund seeking shareholder approval of the Concentration Policy as a fundamental policy of the Telecommunications Fund, pursuant to an undertaking given by the Company to the SEC.

         COMMENT #4-PRINCIPAL INVESTMENT STRATEGIES: (ALL FUNDS): Because each Fund has the word "global" in its fund name, you requested that the Company state that each Fund invests at least 40% of its total net assets in non-U.S. securities and that each Fund invest in securities of issuers in at least three countries.

         Additionally, you requested that this disclosure be added in either the "Principal Investment Strategies" section or the Item 9 disclosure.

                  RESPONSE #4: Based on conversations between the Staff and Company counsel, the following language has been proposed and agreed upon with respect to the disclosure in the prospectus Summary for the Convertible Securities Fund under "Principal Investment Strategies": "As a global fund, the Convertible Securities Fund invests in securities of issuers, or related investments thereof, in at least three countries. Additionally, over the course of the next six months, the Fund intends to achieve and maintain thereafter a portfolio in which at least 40% of its total net assets is invested in securities of non-U.S. issuers or related investments thereof."

         COMMENT #5-PRINCIPAL INVESTMENT STRATEGIES (GAMCO GLOBAL TELECOMMUNICATIONS FUND): You noted that the first paragraph states that the Fund invests primarily in small- and mid-capitalization issuers. You requested that if the Fund invests a significant portion of its portfolio in such issuers, the Fund add disclosure to the "Principal Risks" section.

                  RESPONSE #5: The GAMCO Global Telecommunications Fund invests a significant portion of its portfolio in small- and mid-cap issuers, thus the Fund has added the following risk in the "Principal Risks" section under "Investing in the Global Telecommunications Fund involves the following risks:"

                  o SMALL AND MID-CAPITALIZATION RISK. Risk is greater for the securities of small- and mid-capitalization companies (including small unseasoned companies that have been in operation less than three years) because they generally are more vulnerable than larger companies to adverse business or economic developments and they may have more limited resources. The securities of small- and mid-capitalization companies also may trade less frequently and in smaller volume than larger companies. As a result, the value of such securities may be more volatile than the securities of larger companies, and the Fund may experience difficulty in purchasing or selling such securities at the desired time and price.

                  The Funds also added the following risk in the "Information About the Funds' Investment Objectives, Investment Strategies and Related Risks" section under "Investing in the Funds involves the following risks:"

                  o SMALL AND MID-CAPITALIZATION RISK. GLOBAL TELECOMMUNICATIONS FUND AND GLOBAL GROWTH FUND ONLY -- Risk is greater for the securities of small- and mid-capitalization companies (including small unseasoned companies that have been in operation less than three years) because they generally are more vulnerable than larger companies to adverse business or economic developments and they may have more limited resources. The securities of small- and mid-capitalization companies also may trade less frequently and in smaller volume than larger companies. As a result, the value of such securities may be more volatile than the securities of larger companies, and the Fund may experience difficulty in purchasing or selling such securities at the desired time and price.

         COMMENT  #6-PERFORMANCE TABLE (GAMCO GLOBAL  TELECOMMUNICATIONS  FUND):
         You requested that the Fund delete the footnote to the performance table.

                  RESPONSE #6: The Fund has deleted the footnote.

         COMMENT #7-MANAGEMENT (GAMCO GLOBAL TELECOMMUNICATIONS FUND): You requested that the Fund create a new paragraph for the sub-section entitled "The Portfolio Managers."

                  RESPONSE #7: The Fund has made this formatting change.

         COMMENT #8-PRINCIPAL  INVESTMENT STRATEGIES (GAMCO GLOBAL GROWTH FUND):
         You noted that the first paragraph states that the Fund will invest at least 65% of its total assets in common stocks of companies involved in the global marketplace and requested that the Fund provide an explanation of what "involved in the global marketplace" means.

                  RESPONSE #8: The GAMCO Global Growth Fund has replaced the first sentence of the "Principal Investment Strategies" section of GAMCO Global Growth Fund with the following sentence:

                  "Under normal market conditions, the Global Growth Fund will invest at least 65% of its total assets in common stocks of companies which the Adviser's portfolio management team for the Global Growth Fund believes are likely to have rapid growth in revenues and earnings and potential for above average capital appreciation or are undervalued."

         COMMENT #9-PRINCIPAL  INVESTMENT STRATEGIES (GAMCO GLOBAL GROWTH FUND):
         You noted that the first paragraph states that the Fund invests in small- and mid-capitalization issuers. You requested that if the Fund invests a significant portion of its portfolio in such issuers, the Fund add disclosure to the "Principal Risks" section.

                  RESPONSE #9: The GAMCO Global Growth Fund has revised the first sentence of the second paragraph under the "Principal Investment Strategies" section to read:

                  "The Global Growth Fund invests  primarily in common stocks of
                  foreign     and      domestic      mid-capitalization      and
                  large-capitalization issuers."

                  The GAMCO Global Growth Fund has added the following risk under "Investing in the Global Growth Fund involves the following risks:":

                  o MID-CAPITALIZATION RISK. Risk is greater for the securities of mid-capitalization companies because they generally are more vulnerable than larger companies to adverse business or economic developments and they may have more limited resources. The securities of mid-capitalization companies also may trade less frequently and in smaller volume than larger companies. As a result, the value of such securities may be more volatile than the securities of larger companies, and the Fund may experience difficulty in purchasing or selling such securities at the desired time and price.

                  The Funds also added the following risk in the "Information About the Funds' Investment Objectives, Investment Strategies and Related Risks" section under "Investing in the Funds involves the following risks:"

                  o MID-CAPITALIZATION RISK. GLOBAL GROWTH FUND ONLY --Risk is greater for the securities of mid-capitalization companies because they generally are more vulnerable than larger companies to adverse business or economic developments and they may have more limited resources. The securities of mid-capitalization companies also may trade less frequently and in smaller volume than larger companies. As a result, the value of such securities may be more volatile than the securities of larger companies, and the Fund may experience difficulty in purchasing or selling such securities at the desired time and price.

         COMMENT #10-PRINCIPAL INVESTMENT STRATEGIES (GAMCO GLOBAL GROWTH FUND):
         You noted the second paragraph states that the Fund may invest in emerging markets and requested that the Fund add disclosure to the "Principal Risks" section if the Fund invests a significant portion of its portfolio in emerging markets.

                  RESPONSE #10: The GAMCO Global Growth Fund does not invest a significant portion of its portfolio in emerging markets.

         COMMENT  #11-FEES  AND EXPENSES OF THE FUND (GAMCO  GLOBAL  OPPORTUNITY
         FUND): You requested that the last sentence in the footnote to the Fee Table be moved to the statutory section of the prospectus.

                  RESPONSE #11: This sentence already exists in the statutory section of the prospectus in the section entitled "Management of the Funds." The Fund has deleted the sentence in the footnote to the Fee Table.

         COMMENT  #12-PRINCIPAL  INVESTMENT STRATEGIES (GAMCO GLOBAL OPPORTUNITY
         FUND): You noted that the second paragraph states that the Fund invests in small-capitalization issuers. You requested that if the Fund invests a significant portion of its portfolio in such issuers, the Fund add disclosure to the "Principal Risks" section.

                  RESPONSE #12: The GAMCO Global Opportunity Fund has added the following risk under "Investing in the Global Opportunity Fund involves the following risks:":

                  o SMALL CAPITALIZATION RISK. Risk is greater for the securities of small-capitalization companies (including small unseasoned companies that have been in operation less than three years) because they generally are more vulnerable than larger companies to adverse business or economic developments and they may have more limited resources. The securities of small-capitalization companies also may trade less frequently and in smaller volume than larger companies. As a result, the value of such securities may be more volatile than the securities of larger companies, and the Fund may experience difficulty in purchasing or selling such securities at the desired time and price.

                  The Funds also added the following risk in the "Information About the Funds' Investment Objectives, Investment and Related Risks" section under "Investing in the Funds involves the following risks:"

                  o SMALL CAPITALIZATION RISK. GLOBAL OPPORTUNITY FUND ONLY -- Risk is greater for the securities of small-capitalization companies (including small unseasoned companies that have been in operation less than three years) because they generally are more vulnerable than larger companies to adverse business or economic developments and they may have more limited resources. The securities of small-capitalization companies also may trade less frequently and in smaller volume than larger companies. As a result, the value of such securities may be more volatile than the securities of larger companies, and the Fund may experience difficulty in purchasing or selling such securities at the desired time and price.

         COMMENT #13-FEES AND EXPENSES OF THE FUND (GAMCO GLOBAL CONVERTIBLE SECURITIES FUND): You requested that the last sentence in the footnote to the Fee Table be moved to the statutory section of the prospectus.

                  RESPONSE #13: This sentence already exists in the statutory section of the prospectus in the section entitled "Management of the Funds." The Fund has deleted the sentence in the footnote to the Fee Table.

         COMMENT #14-PRINCIPAL INVESTMENT STRATEGIES (GAMCO GLOBAL CONVERTIBLE SECURITIES FUND): You noted that this section states that the Fund may invest without limit in securities that are not considered investment grade and requested that the Fund add disclosure to indicate that these investments are junk bonds.

                  RESPONSE #14: The GAMCO Global Convertible Fund has added the following risk under "Investing in the Global Convertible Fund involves the following risks:":

                  o LOWER RATED SECURITIES. The Fund may invest up to 25% of its assets in lower credit fixed income securities that are below investment grade, including up to 5% of its assets in securities of issuers that are in default. These securities may involve major risk exposures such as increased sensitivity to interest rate and economic changes, and the market to sell such securities may be limited. These securities are often referred to in the financial press as "junk bonds."

                  The Funds also added the following risk in the "Information About the Funds' Investment Objectives, Investment Strategies and Related Risks" section under "Investing in the Funds involves the following risks:"

                  o LOWER RATED SECURITIES. GLOBAL CONVERTIBLE SECURITIES FUND ONLY -- The Fund may invest up to 25% of its assets in fixed income securities that are below investment grade, including up to 5% of its assets in securities of issuers that are in default. These securities may involve major risk exposures such as increased sensitivity to interest rate and economic changes, and the market to sell such securities may be limited. These securities are often referred to in the financial press as "junk bonds."

         COMMENT #15-PERFORMANCE TABLE (ALL FUNDS): You requested that the Company delete the second sentence of the text after the performance table regarding "Return After Taxes on Distributions and Sale of Fund Shares" if it is not applicable for a Fund.

                  RESPONSE #15: If this disclosure is not applicable for a Fund, the Company will remove it as appropriate.

         COMMENT #16-STATEMENT OF ADDITIONAL INFORMATION: You requested that the
         Company   include  the  new  corporate   governance  and  board  member
         disclosure.

                  RESPONSE #16: The Company will include such disclosure.

         Should you have any questions regarding the foregoing, please do not hesitate to contact Helen A. Robichaud at PNC Global Investment Servicing, Inc., the Fund's Sub-Administrator, at 617-338-4595.

         Very truly yours,

         Bruce N. Alpert
         Gabelli Funds, LLC

         cc:  Helen A. Robichaud        Arlene Lonergan
              PNC Global Investment     PNC Global Investment
              Servicing, Inc.           Servicing, Inc.

              Peter D. Goldstein        Richard Prins
              Gabelli Funds, LLC        Skadden, Arps, Slate, Meagher & Flom LLP

              Leslie Lowenbraun
              Skadden, Arps, Slate, Meagher & Flom LLP